

November 18, 2013

Via E-mail
Joseph Wade
President and Chief Executive Officer
Embarr Downs, Inc.
205 Avenue Del Mar # 984
San Clemente, CA 92674

   Re: **Embarr Downs, Inc.**
      Amendment No. 2 to Form 10-12G
      Filed November 4, 2013
      File No. 000-55044

Dear Mr. Wade:

   We have reviewed your response to our letter dated October 30, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Financial Statements, page F-1

Notes to the Financial Statements, page F-6

Note 6 – Subsequent Events, page F-10

1. We note from your response to prior comment 8 that you have revised the document to reflect the reverse stock-split. In this regard, it does not appear the amounts of shares in Item 10, notes 3 and 5 to the financial statements and the pro forma financial statements have been revised to reflect the reverse stock-split. Please revise to reflect the reverse stock-split throughout the entire document.

2. In a related matter, please tell us how you determined the amount of authorized shares of 500,000,000 per page 35. In this regard, we note that 4,450,000,000 adjusted for a 1:50,000 reverse stock-split is 89,000. Please advise or revise.

Exhibit 10.7

3. It appears that the terms of the Term Sheet expired on October 31, 2013 if not accepted by you. Please advise whether the line of credit has been executed by you and SC Capital. If so, please file the credit agreement with your next amendment.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel